
ûpstack
ûpstack

ûpstack®

Pitch Deck – March 2021

…hiring a software developer can be painful and often take weeks or months and result in frustration and slipping roadmaps.


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upstack
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TRAM VINH
INVISION, TECHNICAL RECRUITING LEADER
upstack
MEALPAL
INTERCOM
invision
IKEA
SQUARESPACE
TaskRabbit
theCHIVE

upstack®

…helps fast growing companies hire their next software developer from a pool of 1500+ vetted remote software developers.

MEALPAL

InVision

INTERCOM

SQUARESPACE

Gartner®

IKEA®

theCHIVE

WATERBRIDGE

TaskRabbit

Andela

VirtualShield
You have the right to remain private.™

…our clients

upstack®

...Our tech platform: (over 5 years build time)

- ✔ Job board
- ✔ Developer Profiles
- ✔ Time tracking
- ✔ Automated matching
- ✔ International payments
- ✔ Invoicing
- ✔ Credit Card payments
- ✔ AI bot for onboarding developers
- ✔ Report + more



Mon 15 Feb
Tue 16 Feb
Wed 17 Feb
Thu 18 Feb
Fri 19 Feb
Sat 20 Feb
Sun 21 Feb
Mon 22 Feb
Tue 23 Feb
Wed 24 Feb
Thu 25 Feb
Fri 26 Feb
Valerii iOS Developer
Catalin Front-end Angular
Peter Android Developer
Gabriel MealPal - FullStack



upstack
Hire Javier F.
Javier F.
Senior Software Engineer
C 10
C++ 10
Linux 10
Unix 10
Objective C 10
SQL 10
+ more
ABOUT
LOCATION Argentina
AVAILABILITY Full time
WHAT I DO Javier is a Senior iOS/Mac Developer with 10+ years of expertise in the provision of great client experiences across a wide range of projects; leading development projects, defining architecture/concepts and improving processes by synthesizing a variety of technologies and capabilities into high-quality products and applications. He has technical lead experience; interviewing new candidates, evangelizing best practices and advocating new technology and development techniques on projects.
EXPERIENCE
Upstack
Senior iOS Developer 2020 - Present (1 year)
Remote

ûpstack®



…White glove service

(yes, real humans!)

- ✔ Account executives to understa customers needs and help with setup
- ✔ Matching team selecting the perfect candidates for your hirir needs
- ✔ Customer Success manager to ensure a smooth onboarding an engagement



upstack

We are growing!!!

$6.93M revenue


$ 8,000,000.00
$ 6,000,000.00
$ 4,000,000.00
$ 2,000,000.00
$ -
68% growth!!!
101% growth
32% growth
2017
2018
2019
2020

68%

Year on Year Growth in 2020 over 2019

upstack®

340%

Growth - 2020 over 2018

upstack®


2,000,000.00
1,500,000.00
1,000,000.00
500,000.00
0.00
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020

…the last 4 years - quarters

upstack®

How we make money 💰💰💰

- ✔ We charge clients a simple hourly rate for the developers working on their project
- ✔ We pay the developer an hourly rate
- ✔ We make a **margin of ~37%** on all invoices

upstack®

~37%

Gross Margin

upstack®


Toptal
Upwork
LinkedIn
ZipRecruiter
gigster
AngelList
indeed
stackoverflow
Gun.io
fiverr
GitHub
HIRED
Freelance platforms
Job boards
upstack
Recruiter
Dev Shops / Outsourcing
Robert Half
Michael Page
wipro
Pivotal Labs
randstad
abacus grouplc
Infosys
accenture
ThoughtWorks

The market for hiring talent is Massive

We sit in the middle of 4 massive markets

Competitor Highlight

Toptal®

- ✔ $300M+ revenue in 2020
- ✔ 40%+ growth in 2020
- ✔ Moving into enterprise space
- ✔ Very similar business model to Upstack

upstack®

The timing is perfect

1. COVID has resulted in more companies going remote
2. Our direct competitors like TopTal ($200M+ revenue) and Upwork ($300M+ revenue) are educating the market on hiring remote
3. Big players like AngelList, LinkedIn and others are starting to move into the space
4. Upstack has the network of developers, the technology and brand

upstack®


ûpstack
ûpstack

...our core team = 24 ppl

ûpstack®






ûpstack

Yossi Mlynsky – CEO

Software + Product background @ Macquarie Bank and Monster. Passionate about building great software products and delighting users with products that change the world.

Robort Bojor – CTO

Heads up the engineering team @ Upstack. Over 20 years experience in engineering with a strong passion for new technologies and building stuff!

George Cretu – COO

Operations @ Upstack. George built the talent, matching and client success teams from the ground up. Passionate about sports, outdoors and building teams!

ûpstack®

…plus Upstack software developers working on client engagements…

97

(As of March 2021, up from 81 end of 2020)



CALL ME WHEN
YOU GROW UP
imgflip.com

upstack®


Paid
Social
SEO
Press Release
Review Sites
Partner
up

…our marketing wheel

Paid ads is our main source of new leads

2020 = $332k ad spend

$1.7M revenue from new 2020 clients (to date, and we still have 14 clients who did 151k revenue in Feb 2021)

…marketing in 2020

- Strong focus on Social Marketing

- New SEO expert joined the team

- Initial setup on review sites

- Initial launch of referral network

…2021 plan and beyond

- Huge increase in paid ads
- Build out SEO and content
- Focus on Enterprise sales.
- Build out partner/referral program
- Build out developer community further.


Revenue Projections based on 68% growth - Baseline
$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
Revenue
2020
2021
2022
2023
2024
2025
Year

Base Projection - $92m+ in 2025

*Please note that revenue projections cannot be guaranteed.


Revenue projections based on 100% growth - Goal
$ 60,000,000.00
$ 40,000,000.00
$ 20,000,000.00
$ -
Revenue
2020
2021
2022
2023
Year

Goal Projection $100m+ in 2024

*Please note that revenue projections cannot be guaranteed.

…we are raising

- $5M (up to $1.07M of this with Wefunder)
- $100M valuation pre-money
- Main increase in spend will be paid ads and hiring sales talent
- Invest in developer community
- Move upstream to enterprise and Fortune 500 companies


ûpstack
ûpstack

ûpstack®

Be part of the team!